FORM 51-101F1
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
ZODIAC EXPLORATION INC.

("Zodiac" or the "Company")

Zodiac did not retain an independent evaluator or auditor to perform a reserves evaluation for the nine months ending September 30, 2010.  Although Zodiac had no reserves as of September 30, 2010, Zodiac is engaged in the business of "oil and gas activities" (as such term is defined in the COGE Handbook) and pursuant to Section 1.3 of National Instrument Standards of Disclosure for Oil and Gas Activities ("NI 51- 101"), Zodiac is required to prepare disclosure in accordance with Form 51-101F1 of NI 51-101.

PART 1 DATE OF STATEMENT

The date of this statement is January 25, 2011. The effective date of the information provided in this statement is September 30, 2010. The date of preparation of the information provided herein is January 25, 2011.

All monetary amounts set out herein are in Canadian dollars, unless otherwise stated.

PART 2 DISCLOSURE OF RESERVES DATA

As at September 30, 2010, the Company had no reserves.

PART 3 PRICING ASSUMPTIONS

Not applicable.

PART 4 RECONCILIATION OF CHANGES IN RESERVES

Not applicable.

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Not applicable.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and gas properties and wells

Properties

California, USA

Jaguar Prospect

Zodiac's principal property is referred to by the Company as the Jaguar Prospect and it is located in Kings County, California.    As at September 30, 2010 the Company controlled approximately 37,000 gross acres (26,400 net acres) on the Prospect. The geological zones of interest to Zodiac in the area comprising the Jaguar Prospect include the Vaqueros, Whepley, Kreyenhagen and Monterey.

Pursuant to a farmout agreement among Zodiac and Bayswater Exploration & Production LLC ("Bayswater"), Zodiac's interest in Jaguar Prospect with respect to an area which covers approximately 19,700 acres within the Jaguar Prospect (the "Farmout Lands") are subject to earn-in provisions which include shooting a seismic program (which was completed by Zodiac Exploration Corp. ("Zodiac PrivateCo", which was acquired by Zodiac in September 2010) in fall of 2009) and paying 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011 (which test well was spud on December 25, 2010) and spud one test well on the Hawk prospect (described below) by May 31, 2013.  Following the drilling of the test well to sufficient depth in order to test the Vaqueros formation on the Jaguar prospect, Zodiac will complete its earning of an 80 percent working interest in the Farmout Lands, which will amount to approximately net 15,750 acres.

Zodiac, through a wholly-owned subsidiary, is also party to a pooling agreement (the "Pooling Agreement") pursuant to which Zodiac, Bayswater and another industry partner have agreed to contribute their oil and gas leasehold interests in a defined area in respect of the Jaguar prospect to a pool and share the costs and production on a pooled basis.  The area subject to the Pooling Agreement is approximately 68 sections and includes the entire area covered by the 3D seismic shoot conducted by Zodiac PrivateCo in the fall of 2009.  The Pooling Agreement does no result in any changes in net acreage held and Zodiac will continue as the operator of the project.

All of the lands, including the lands held by Zodiac in respect of the Jaguar prospect are freehold lands which will require royalty payments on production which generally average 20% of production.  The Farmout Lands will be subject to a gross overriding royalty payable to Bayswater at rates of 2.5% before payout and 4.0% after payout.

Hawk Prospect

The Hawk Prospect is located adjacent to the northern boundary of the Jaguar Prospect.  Zodiac can complete its earning requirements on the Hawk Prospect covering approximately 4,800 gross acres (3,860 net acres) by spudding a well by May 31, 2013.  The Hawk Prospect is characterized as a four way closure interpreted from both 2D and now 3D seismic and supported by the mapping of nearby wells.  The main prospective zones are the Gatchell / McAdams sandstones, with secondary potential in the Upper and Middle Burbank sandstones.  The Company intends to include a Hawk exploratory well in its exploration program in 2012.

Nova Scotia, Canada

In June of 2008, Zodiac PrivateCo farmed-in on a joint venture led by Triangle Petroleum Corporation ("Triangle") in respect of the onshore Windsor Basin of Nova Scotia referred to as the Windsor Block.  The primary focus is the gas shales of the Horton Group although additional play types, both conventional and unconventional, are expected to be identified as exploration occurs.  The joint venture agreement with Triangle provided for an initial commitment by Zodiac PrivateCo to pay 50% of drilling costs, up to $7.5 million, to earn a 12.5% working interest in the entire Windsor Block.  The Company fulfilled its commitments to Triangle by participating in the drilling and testing of three wells in the Windsor Block in 2008 and early 2009 and earned an approximate 13% interest or approximately 69,000 net acres in the play.  Zodiac will continue to monitor the progress of the operator and will determine its participation in ongoing exploration activities as they are proposed.  The Company has no current plans to participate in exploratory activities in Nova Scotia in 2011.

Wells

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing (1)		Producing		Non-Producing (1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Nova Scotia, Canada		-	-	-	-	-	5	1.0
California, USA	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	5	1.0

Notes:

(1)

All of Zodiac's wells are located onshore in Nova Scotia.  No reserves have been attributed to any of the wells and none of the wells are currently capable of production.

Item 6.2 Properties with no attributed reserves

The following table summarizes the gross and net acres of the unproved properties, effective September 30, 2010, in which Zodiac has an interest and also the number of net acres for which Zodiac's rights to explore, develop or explore will, absent further action, expire within one year.

	Gross Acres	Net Acres	Net Acres Expiring Within One Year
Nova Scotia, Canada	512,000	69,000	0
California, USA	65,900	53,325	282
Total	577,900	122,325	282

Note: Other than as described under the earning provisions above under the Jaguar and Hawk property descriptions, there are no other material work commitments associated with Zodiac’s properties.

The Company had no forward sales contracts in place at September 30, 2010.

Item 6.4 Additional information concerning abandonment and reclamation costs

Zodiac uses its internal historical costs to estimate its abandonment costs when available.  The costs are estimated on an area by area basis.  The industry's historical costs are used when available.  If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements.

The following table sets forth Zodiac's estimated abandonment and reclamation costs as of September 30, 2010:

	Abandonment and Reclamation Costs ($000s)

Year	Abandonment and Reclamation Costs (Undiscounted)	Abandonment and Reclamation costs (Discounted at 10%)
2011 - 2013	0	0
Thereafter	$331	$141
Total	$331	$141

Notes:

(1)

The abandonment liability set out above is exclusively associated with the estimated liability to abandon and reclaim the wells drilled by Zodiac’s partner in Nova Scotia and the associated disposal ponds.

Zodiac expects to pay approximately $Nil in the next three financial years in respect of its abandonment and reclamation costs.

Item 6.5 Tax horizon

The Company does not anticipate having taxes payable for the year ending September 30, 2011.  The Company's projects are in the preproduction stage of development and capitalized costs to date will be available for deduction for income tax purposes. The Company does not expect to be taxable in the foreseeable future.

Item 6.6 Costs incurred

The following table summarizes capital expenditures related to the Company's oil and gas activities for the nine months ended September 30, 2010:

Unproven properties

Property acquisition costs:	$1,846
Exploration Costs:	$3,553
Development Costs:	$0
Total:	$5,399

Item 6.7 Exploration and development activities

During the nine months ended September 30, 2010, the Company did not participate in the drilling of any wells and had no oil or gas production.

Item 6.8 Production estimates

Not applicable.

Item 6.9 Production history

The Company had no production during the financial year ended September 30, 2010.